Exhibit 99.2

Third Quarter Report
2004

For the period ended September 30, 2004

IMI International Medical Innovations Inc.
Toronto Stock Exchange: IMI
American Stock Exchange: IME
www.imimedical.com

IMI Third-Quarter 2004 Report	2

MESSAGE TO SHAREHOLDERS

IMI International Medical Innovations Inc. is pleased to announce financial results for the third quarter of fiscal 2004 ended September 30, 2004. During the quarter, IMI continued to make solid progress on all business plan objectives.

We continued to publish and present key findings, which strengthens the scientific credibility and marketability of our products while raising our profile with the medical community.

At the Canadian Cardiovascular Congress on October 25, 2004 new findings about PREVU* were presented. These findings confirmed that skin sterol provides new information about heart disease risk in patients on statin drug therapy independent of traditional risk factors. This trial also provided important new data about skin sterol levels, which were higher in patients with a history of stroke, angina and diabetes. Conversely, blood markers did not positively correlate with prior stroke, angina or diabetes.

Additionally, positive study results for our breast cancer test were published in the prestigious journal Cancer. The data showed that our test demonstrated a statistically significant difference between early-stage breast cancer and non-cancerous samples, which demonstrates the test’s effectiveness in identifying early-stage disease.

We were also recently notified that a new paper on our skin sterol technology has been accepted for publication by the Journal of Clinical Chemistry. The paper is expected to appear in the January 2005 issue.

During the quarter we also continued to work closely with McNeil to brand our cardiovascular products as PREVU* Skin Sterol Test, a complex process that ranged from software enhancements to extended dating on the test kits.

IMI reported no product sales of its skin sterol tests to McNeil during Q3 2004, however additional product was shipped to McNeil subsequent to quarter end. IMI made its first sales of product to McNeil in the second quarter.

McNeil Consumer Healthcare continues its commercialization process, forming plans for the international build-out of PREVU* as well as ongoing marketing and sales initiatives this fall and through 2005. McNeil has exhibited at several major medical conferences, including the Canadian Cardiovascular Congress and the American Heart Association annual conference as the planned rollout of the product begins to the professional medical community. McNeil’s educational newsletter, titled Prediction and Prevention: New Perspectives in Cardiovascular Disease Risk, has recently been made available on our website.

IMI Third-Quarter 2004 Report	3

In addition, IMI is continuing to broaden its relationships with the professional investment community in Canada as well as the United States, where the company has engaged The Investor Relations Group (IRG). IRG is increasing investor awareness of IMI by individually and personally introducing IMI and its management to pre-qualified fund managers and analysts. IRG is also working to increase public awareness of IMI through media placement in television, radio, magazine, newspaper and trade media outlets.

Subsequent to quarter end, IMI made an unsolicited offer to acquire IBEX Technologies Inc. This initiative reflects our growth focus and will help position IMI to be a significant force in the North American biotech industry and globally, with products that address urgent health needs. We believe our offer, which enables IBEX shareholders to unlock the full value of their company’s assets, will result in an even stronger, more dynamic predictive medicine company and increased value for shareholders of both IBEX and IMI.

IMI is building a world-class portfolio of predictive medicine technologies. Overall, we are making excellent progress towards our strategic goals, while building international enthusiasm and acceptance of new approaches to screening for disease.

We appreciate your continuing support.

Sincerely,
Brent Norton, MD, MBA
President and Chief Executive Officer

IMI Third-Quarter 2004 Report	4

Management’s Discussion and Analysis of Financial Condition and Operating Results

This report contains forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should consider each of the following factors as well as other information in the Annual Report, the Annual Information Form and Form 20-F for the year ended December 31, 2003 in evaluating IMI’s business and its prospects. Investors should also refer to the Offer To Purchase and accompanying Circular, dated November 4, 2004, for all of the outstanding shares of IBEX Technologies Inc. These documents are available on SEDAR at www.sedar.com and/or on Edgar at www.edgar-online.com.

Overview

IMI International Medical Innovations Inc. is an innovator and leader in the growing field of predictive medicine, with a variety of products for the early detection of cardiovascular disease (CVD) and cancer that enable earlier diagnosis, more targeted treatment and improved patient outcomes. IMI’s vision is to make wellness a predictable outcome, for millions of people around the world.

Our current pipeline of products targets four of the body’s vital components: the heart, colon, lungs and breasts:

•	Coronary Artery Disease (CAD) Risk Assessment Technology*

o	Cholesterol 1,2,3™ (cleared for sale in Canada, U.S. (CLIA-exempt) and Europe)

o	Lab-processed test (patent-pending)

o	Home test (in development)

•	ColorectAlert™

•	LungAlert™

•	Breast cancer test

* IMI’s skin cholesterol test will be branded on behalf of IMI by McNeil Consumer Healthcare as PREVU* Skin Sterol Test ("PREVU*")

Results of Operations

Net Loss
For the three months ended September 30, 2004 (Q3 2004), IMI reports a net loss of $1,203,000 or $0.06 per share compared with a loss of $992,174 or $0.05 per share for the quarter ended September 30, 2003 (Q3 2003). For the nine months ended September 30, 2004, IMI reports a net loss of $3,765,000 or $0.18 per share, compared with $2,636,000 or $0.13 per share for the nine months ended September 30, 2003.

IMI Third-Quarter 2004 Report	5

Revenue
In Q2 2004, IMI made initial shipments of product to its marketing partner, McNeil Consumer Healthcare ["McNeil"], a Johnson & Johnson company. Subsequent to the end of the third quarter, IMI shipped additional product to McNeil. IMI reported no product sales of its skin sterol tests during Q3 2004.

As reported in Q2 2004, IMI completed a worldwide licensing agreement with McNeil to sell our cardiovascular products, which have been branded as PREVU* Skin Sterol Test. The upfront cash payments from both the original Canadian agreement and the worldwide agreement have been deferred and are being recognized into income on a straight-line basis over the relative terms of the agreements (15 and 10 years, respectively). Therefore, $76,725 has been reported as license revenue for Q3 2004 compared with $1,725 in Q3 2003.

Research and Development
Research and development expenditures for the quarter increased by $68,000 to $525,000 from $457,000 in Q3 2003. Total research expenditures for the nine months ended September 30, 2004 and 2003 amounted to $1,872,136 and $1,154,000, respectively.

The variance for the quarter reflects:
•	A $33,000 increase in spending on clinical trials for skin cholesterol and cancer to $107,000 from $74,000 during fiscal 2003. This increase is related to a lung cancer trial (the I-ELCAP study) that commenced in the latter part of 2003. IMI currently has 17 clinical trials ongoing.

•	Increased filing fees on intellectual property, which amounted to $74,000 compared with $17,000 in fiscal 2003. During the quarter we filed new patents on skin cholesterol in numerous European countries.

•	Subcontract research increased by $11,000 as we continued to develop new prototypes of the skin cholesterol technology.

•	Stock-based compensation, which was prospectively adopted in 2003, resulted in non-cash expenses for research of $23,000 in Q3 2004 compared with $22,000 for Q3 2003.

Other development costs remained at fairly constant levels during the period.

General and Administrative Expenses
General and administration expenses amounted to $791,000 compared with $524,000 in Q3 2003, an increase of $267,000. Total general and administration expenses for the nine months ended September 30, 2004 and 2003 amounted to $2,078,000 and $1,637,000, respectively.

The variance for the quarter reflects:
•	Stock-based compensation for options for administration resulted in a non-cash expense of $286,000 for the quarter compared with $3,000 for Q3 2003. This increase was primarily for options granted in Q3 that vest over 12 months pursuant to a consulting contract. It also reflects the cashless exercise of options that were granted prior to the January 1, 2003 adoption of the policy for expensing the fair value of options.

•	A $21,000 increase in professional fees, primarily due to legal fees related to finalizing the global licensing agreement.

IMI Third-Quarter 2004 Report	6

•	A $21,000 increase in insurance over Q3 2003. This primarily reflects our decision to increase IMI’s liability insurance coverage following the September 2003 U.S. listing on the American Stock Exchange. However, Q3 2004 U.S. listing costs were nil compared with $61,000 in Q3 2003.

•	Annual report, annual meeting and investor relations expenses were higher by $40,000 as a result of additional consulting expenses to improve shareholder communications.

•	Directors’ fees were lower by $17,000 during the quarter compared with Q3 2003 but were comparable for the nine-month periods. The difference is due to the timing of the meetings in 2003.

In August 2004, IMI learned that two of its U.S. skin sterol patents had been listed as abandoned by the United States Patent and Trademark Office (PTO) for failure to pay maintenance fees. The failure to pay these fees appears to have occurred while management of the files was being transferred between two separate patent agents. IMI and its agents have filed a petition with the PTO for reinstatement of the patents. The process of reinstating the U.S. patents could take several months and there is no assurance that IMI will be successful in having the patents reinstated.

Amortization
Amortization expenses for equipment and acquired technology for the three months and nine months ended September 30, 2004 amounted to $51,000 and $177,000, respectively. (The nine- month amount comprises $6,000 that was included as an overhead allocation in cost of sales.) This is a decrease of $68,000 and $35,000, respectively, over the corresponding periods in 2003. In Q3 2003, there was a large purchase of equipment that resulted in the unusual amortization charge for that quarter. Purchases of equipment to support clinical trials and manufacturing amounted to $16,000 and $167,000 for the three and nine months ended September 30, 2004, respectively.

Investment Tax Credits
Recoveries of provincial scientific investment tax credits amounted to $55,000 for the quarter compared with $57,000 in 2003. Total recoveries for the nine months ended September 30, 2004 and 2003 amounted to $155,000 and $172,000, respectively. The December 2003 receivable of $180,000 has not yet been assessed by the government and is still outstanding. Interest income amounted to $32,000 for the quarter, compared with $48,000 for Q3 2003, reflecting lower interest rates on invested cash and lower cash balances through most of the quarter.

Contractual Obligations

As at September 30, 2004 IMI had certain contractual obligations and commitments related to ongoing clinical trials and research agreements as follows:

		Less than
	Total	1 Year	1 - 2 Years

Clinical Trials	$786,000	$573,000	$213,000
Research Agreements	120,000	120,000	nil
Other	166,000	166,000	nil

Total	$1,072,000	$859,000	$213,000

IMI Third-Quarter 2004 Report	7

Certain other obligations, totaling up to $356,000, are only payable upon the achievement of specific events.

Subsequent to the quarterend, on November 2, 2004, IMI announced an unsolicited offer to acquire all of the issued and outstanding common shares of IBEX Technologies Inc. ["IBEX"], a TSX-listed company based in Montreal that is focused on the development of technologies for the management of cancer and arthritis. The total value of the offer, which includes both cash and common shares of IMI, is approximately $9.0 million. The offer is subject to certain conditions, including acceptance by IBEX shareholders. If all of IBEX’s shares that are issued and outstanding as of November 1, 2004 are tendered to the offer, IMI will issue approximately two million shares and pay approximately $2.2 million in cash. The offer expires on December 16, 2004.

Liquidity and Capital Resources

As at September 30, 2004 IMI had cash, cash equivalents and short-term investments totaling $6,116,000 ($6,697,000 as at December 31, 2003). Previously, in Q2 2004, we received a $3,000,000 upfront payment upon the signing of the worldwide marketing agreement with McNeil. This has almost covered IMI’s cash burn for the nine months. Cash used in operating activities during the quarter, amounted to $1,062,000 compared with $757,000 in Q3 2003. For the nine months ended September 30, 2004 and 2003, respectively, cash used in operating activities amounted to $438,000 and $2,379,000). IMI has no long-term debt.

To date, IMI has financed its activities through the issuance of shares and the recovery of research tax credits (ITCs). Management believes that, based on historic cash expenditures and the current expectation of further revenues from partnering activities and product sales, IMI’s existing cash resources together with the investment tax credits receivable of $335,000 will be sufficient to meet our current operating and capital requirements through at least 2005 and that no additional funds would be required to support ongoing product development, research and clinical trials of our current technologies.

IMI Third-Quarter 2004 Report	8

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2004			2003				2002

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Product sales	nil	$100,000	nil	nil	nil	nil	nil	nil
License revenue	76,725	$26,725	$1,725	$1,725	$1,725	$1,725	$1,725	nil
Investment tax credits	55,000	$63,000	$37,000	$50,929	$56,634	$77,583	$38,000	$45,000
Interest income	31,549	$29,637	$27,507	$85,000	$48,383	$69,477	$65,482	$70,789
Net loss	1,202,908	$1,479,666	$1,082,700	$1,426,801	$992,174	$832,574	$811,162	$937,098
Net loss per share(1):
- basic	$0.06	$0.07	$0.05	$0.06	$0.05	$0.04	$0.04	$0.05
- diluted	$0.06	$0.07	$0.05	$0.06	$0.05	$0.04	$0.04	$0.05

Note:
(1)
Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three months ended September 30, 2004 was 21,270,199.

Factors That Could Affect Future Results

Interest Rates and Foreign Exchange. IMI is exposed to financial market risks such as interest rates and foreign exchange fluctuations. IMI’s cash is invested in short-term, high-grade securities with varying maturities. Since IMI’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on IMI’s results of operations.

IMI makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services to IMI.

Personnel. IMI’s ability to develop products depends, to a great extent, on its ability to attract and retain highly qualified personnel. IMI is highly dependent on the principal members of its management and scientific staff and the loss of their services might impede the development objectives. To date, IMI has not experienced a high rate of employee turnover.

Product Development. IMI does not undertake basic research, but in-licenses the rights to technologies that have demonstrated some clinical efficacy in human testing and then completes product development in preparation for clinical trials. There are numerous uncertainties involved in product performance and clinical testing and there can be no assurance that IMI’s ongoing development and clinical trial activities will provide positive outcomes.

Patents and Proprietary Technology. IMI’s success will depend, in part, on our ability to acquire patents or licences, maintain trade secret protection and operate without infringing the proprietary rights of third parties. While IMI routinely obtains patents for its products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

IMI Third-Quarter 2004 Report	9

Supply and Manufacture. IMI relies on third parties to manufacture and formulate some of its products for clinical trials and for eventual commercial sale. IMI has not experienced any material problems, such as disruptions of supply, with these manufacturers to date. If IMI is not able to continue to obtain materials in a timely fashion, the progress of IMI’s clinical trials and product sales could be negatively affected.

Government Regulations. Securing regulatory clearances for the marketing of medical devices from the Health Protection Branch (HPB) in Canada and the Food and Drug Administration (FDA) in the U.S. can be a long and expensive process which can delay product development. No assurances can be provided that any future human trials, if undertaken, will yield favourable results, or that regulatory clearance will be granted at all. As at the date of this report, IMI has received regulatory clearance in Canada, the U.S. and Europe for Cholesterol 1,2,3™.

Volatility of Share Price. The IMI Shares are speculative securities and are subject to volatility. There can be no assurance that an active trading market for the IMI Shares will be sustained or that the trading price of the common shares will not be subject to significant fluctuations.

Outlook

We are continuing to make progress on all of our business plan objectives. McNeil Consumer Healthcare continues its commercialization process, forming plans for the international build-out of PREVU* as well as ongoing marketing and sales initiatives this fall and through 2005. McNeil has exhibited at several major medical conferences, including the Canadian Cardiovascular Congress and the American Heart Association annual conference as the planned rollout of the product begins to the professional medical community. IMI is working closely with the McNeil team to ensure the long-term commercial success of PREVU*.

We are also continuing to publish and present key findings, most recently at the Canadian Cardiovascular Congress, which strengthens the scientific credibility of our products. Likewise, positive study results for our breast cancer test were recently published in the prestigious journal Cancer.

In addition, IMI has an active clinical program, with 17 clinical trials ongoing and more in the planning stages, particularly related to our colorectal and breast cancer tests.

With an international marketing partner, strong scientific validation, a world-class portfolio of unique predictive medicine products, vast target markets and aggressive growth strategy, management believes that IMI is well positioned for sustainable growth.

IMI Third-Quarter 2004 Report	10

IMI International Medical Innovations Inc.
Interim Consolidated Financial Statements
(Unaudited)

Nine months ended September 30, 2004 and 2003

NOTICE TO READER

The attached consolidated financial statements have been prepared by management of IMI International Medical Innovations Inc. The consolidated financial statements for the nine- month periods ended September 30, 2004 and 2003 have not been reviewed by the auditors of IMI International Medical Innovations Inc.

IMI Third-Quarter 2004 Report	11

IMI International Medical Innovations Inc.
Incorporated under the laws of Canada
Consolidated Balance Sheets
(in Canadian Dollars)
(Unaudited)
As at September 30, 2004 and December 31, 2003

	September 30	December 31
	2004	2003

ASSETS
Current
Cash and cash equivalents	$1,169,612	$61,625
Short-term investments	4,946,356	6,635,135
Prepaid expenses and other receivables	186,873	340,489
Investment tax credits receivable	335,000	180,000

Total current assets	6,637,841	7,217,249

Capital assets, net of accumulated amortization of $557,781 (2003 - $448,182)	460,158	403,205
Acquired technology, net of accumulated amortizationof $761,719 (2003 - $693,684)	385,538	453,573

	$7,483,537	$8,074,027

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$73,340	$139,435
Accrued liabilities	253,270	403,213

Total current liabilities	326,610	542,648

Deferred revenue	2,987,925	93,100

Total liabilities	3,314,535	635,748

Shareholders' equity
Capital stock	25,384,843	24,780,846
Warrants	204,200	312,200
Deficit	(21,420,041)	(17,654,767)

Total shareholders' equity	4,169,002	7,438,279

	$7,483,537	$8,074,027

See accompanying notes

IMI Third-Quarter 2004 Report	12

IMI International Medical Innovations Inc.

Consolidated Statements of Loss and Deficit
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003

REVENUE
Product sales	$-	$-	$100,000	$-
License revenue	76,725	1,725	105,175	5,175

	76,725	1,725	205,175	5,175
Cost of sales	-	-	93,464	-

Gross profit	76,725	1,725	111,711	5,175

EXPENSES
Research and development	524,634	456,633	1,872,136	1,154,112
General and administration	790,805	524,109	2,077,508	1,636,957
Amortization	50,743	118,174	171,034	205,575

	1,366,182	1,098,916	4,120,678	2,996,644

RECOVERIES AND OTHER INCOME
Investment tax credits	55,000	56,634	155,000	172,217
Interest	31,549	48,383	88,693	183,342

	86,549	105,017	243,693	355,559

Net loss for the period	(1,202,908)	(992,174)	(3,765,274)	(2,635,910)
Deficit, beginning of period	(20,217,133)	(15,235,792)	(17,654,767)	(13,592,056)

Deficit, end of period	$(21,420,041)	$(16,227,966)	$(21,420,041)	(16,227,966)

Basic and diluted loss per share	$(0.06)	$(0.05)	$(0.18)	$(0.13)

Weighted average number of common shares outstanding	21,270,199	20,924,582	21,265,760	20,884,113

See accompanying notes

IMI Third-Quarter 2004 Report	13

IMI International Medical Innovations Inc.

Consolidated Statements of Cash Flows (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003

OPERATING ACTIVITIES
Net loss for the period	$(1,202,908)	$(992,174)	$(3,765,274)	$(2,635,910)
Add items not involving cash
Amortization	50,743	118,174	177,634	205,575
Stock compensation costs included in:
Research and development expense	23,391	21,507	99,460	25,673
General and administrative expense	293,425	3,424	378,569	24,694
Loss on sale of capital asset	-	-	-	5,230

	(835,349)	(849,069)	(3,109,611)	(2,374,738)
Net change in non-cash working capital balances related to operations	(150,007)	93,403	(222,822)	876
Increase (decrease) in deferred revenue	(76,725)	(1,725)	2,894,825	(5,175)

Cash used in operating activities	(1,062,081)	(757,391)	(437,608)	(2,379,037)

INVESTING ACTIVITIES
Short term investments	(9,587)	704,168	1,688,779	2,156,933
Purchase of capital assets	(15,895)	(102,412)	(166,552)	(133,844)

Cash provided by (used in) investing activities	(25,482)	601,756	1,522,227	2,023,089

FINANCING ACTIVITIES
Issuance of capital stock, net	-	73,437	23,368	216,437

Cash provided by financing activities	-	73,437	23,368	216,437

Net increase (decrease) in cash and cash equivalents during the period	(1,087,563)	(82,198)	1,107,987	(139,511)
Cash and cash equivalents
- Beginning of period	2,257,175	93,138	61,625	150,451

- End of period	$1,169,612	$10,940	$1,169,612	$10,940

Represented by
Cash	$76,962	$10,940	$76,962	$10,940
Cash equivalents	1,092,650	-	1,092,650	-

	$1,169,612	$10,940	$1,169,612	$10,940

See accompanying notes

IMI Third-Quarter 2004 Report	14

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004
[In Canadian dollars unless otherwise noted]

(Unaudited)

1.	NATURE OF THE COMPANY AND BASIS OF PRESENTATION
IMI International Medical Innovations Inc. [the "Company"] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and other cancers. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.	ACCOUNTING POLICIES
The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2003. Where appropriate, these financial statements include estimates based on management’s judgment.

Effective January 1, 2005 the Company will adopt the guidelines relating to the disclosure requirements of variable interest entities as required by the Canadian Institute of Chartered Accountants’ ["CICA"] Accounting Guideline No. 15, "Consolidation of Variable Interest Entities". The Company is currently reviewing the impact of this guideline.

The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2003, except for the following:

IMI Third-Quarter 2004 Report	15

Revenue recognition
Upfront payments received from licensees are deferred and recognized into income on a straight-line basis over the respective terms of the agreements. Revenue from sales of product to licensees is recognized when the product is shipped to the licensee, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped.

Manufacturing equipment
The purchase of moulds required for the manufacture of product were acquired during the nine-month period and are capitalized and amortized over the useful life of the asset on the basis of units produced.

3.	STOCK-BASED COMPENSATION
On January 1, 2003, the Company prospectively adopted the recommendations in The CICA’s Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ["Section 3870"]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees. For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003

Net loss as reported	$(1,202,908)	$(992,174)	$(3,765,274)	$(2,635,910)
Estimated stock-based compensation costs	(63,984)	(83,214)	(185,952)	(235,312)

Pro forma net loss	$(1,266,892)	$(1,075,388)	$(3,951,226)	$(2,871,222)

Pro forma basic and diluted loss per common share	$(0.06)	$(0.05)	$(0.19)	$(0.14)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows: risk free interest rate of 4.56%, expected dividend yield of nil, expected volatility of 55.5%, and expected option life of 5 years. Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2003.

The assumptions for options granted in 2004 were approximately as follows: risk free interest rate of 3.75%, expected dividend yield of nil, expected volatility of 49.8% and expected life of five years.

IMI Third-Quarter 2004 Report	16

The Black-Scholes option pricing model, used by IMI to calculate option values, as well as other accepted option valuation models were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from IMI’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of IMI’s stock option awards.

4.	SHARE CAPITAL
	a)	Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

	b)	Issued and outstanding shares

		Stated	Contributed
	Number	value	surplus	Total
Common shares	#	$	$	$

Balance, December 31, 2003	21,260,902	24,056,853	723,993	24,780,846
Issued on exercise of options	3,150	10,868	-	10,868
Issuance of stock options	-	-	52,563	52,563
Expiry of warrants	-	-	108,000	108,000

Balance, March 31, 2004	21,264,052	24,067,721	884,556	24,952,277
Issued on exercise of options	5,000	12,500	-	12,500
Issuance of stock options	-	-	105,050	105,050

Balance, June 30, 2004	21,269,052	24,080,221	989,606	25,069,827
Issued on cashless exercise of options	27,713	94,500	-	94,500
Issued under share purchase plan	1,730	7,249	-	7,249
Issuance of stock options	-	-	213,267	213,267

Balance Sept. 30, 2004	21,298,495	24,181,970	1,202,873	25,384,843

IMI Third-Quarter 2004 Report	17

c)	Options

		Weighted Average
	Shares	Exercise Price
	#	$

Balance, December 31, 2003	1,971,785	3.46
Granted	185,000	3.99
Exercised	(3,150)	3.45
Expired	(89,350)	3.72

Balance, March 31, 2004	2,064,285	3.50
Granted	46,000	3.38
Exercised	(5,000)	2.50

Balance, June 30, 2004	2,105,285	3.50
Granted	175,000	4.09
Exercised	(27,713)	2.15
Expired	(122,287)	3.46

Balance September 30, 2004	2,130,285	3.53

On September 13, 2004, an executive of IMI exercised, on a cashless basis, 75,000 options to acquire common shares of IMI at $2.15 per share. IMI issued 27,713 common shares to the executive with an aggregate value equal to the difference between the exercise price of the options and the fair market value of IMI common shares on September 13, 2004. The TSX and the Board of Directors of IMI approved this cashless exercise.

5.	CONSOLIDATED STATEMENTS OF CASH FLOWS
Changes in non-cash working capital balances related to operations comprise of:

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003

Accounts receivable	$53,500	$-	$-	$-
Prepaid expenses and other receivables	49,253	40,693	148,216	144,562
Investment tax credits receivable	(55,000)	100,000	(155,000)	156,000
Accounts payable and accrued liabilities	(197,760)	(47,290)	(216,038)	(299,686)

	$(150,007)	$93,403	$(222,822)	$876

6.	COMMERCIAL AGREEMENT
On May 28, 2004, the Company expanded upon its existing Canadian marketing agreement with McNeil Consumer Healthcare ["McNeil"] and completed an exclusive worldwide licensing agreement to sell the Company’s skin cholesterol tests under the brand name PREVU* Skin Sterol test. The agreement has a minimum term of ten years. Under the financial terms of the agreement, the Company received a $3.0 million upfront payment and can receive a series of additional payments of up to $15.75 million (over and above the Canadian agreement payments) upon the achievement of specific milestones. In addition to sales of products to McNeil, the Company also receives royalties on McNeil’s sales of the products.

IMI Third-Quarter 2004 Report	18

7.	RELATED PARTY TRANSACTION
At September 30, 2004, there was a receivable for an executive of the Company in the amount of approximately $8,000, which has subsequently been received.

8.	SUBSEQUENT EVENT
On November 2, 2004, the Company offered to acquire all of the issued and outstanding common shares of IBEX Technologies Inc., a TSX-listed company, focused on the development of technologies for the management of cancer and arthritis. The total value of the offer, which includes both cash and common shares of the Company, is approximately $9.0 million. The offer is subject to certain conditions including acceptance by IBEX shareholders.

9.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements for the three and nine-month periods ended September 30, 2003 have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements for the three and nine-month periods ended September 30, 2004.

IMI Third-Quarter 2004 Report	19

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Headquarters	Transfer Agent and Registrar

4211 Yonge Street	Equity Transfer Services Inc.
Suite 615	120 Adelaide Street West, Suite 420
Toronto, Ontario	Toronto, Ontario
M2P 2A9	T: 416-361-0152 ext. 221
T: 416-222-3449	www.equitytransfer.com
F: 416-222-4533
www.imimedical.com	Shareholder services provided by the transfer agent:

Investor Relations Contact	- Change of address
- Eliminate multiple mailings
Sarah Borg-Olivier	- Transfer IMI shares
Director, Communications	- Other shareholder account inquiries
T: 416-222-3449 ext. 27
sbolivier@imimedical.com
Auditors

Ron Hosking, CA	Ernst & Young LLP, Chartered Accountants
Chief Financial Officer	Ernst & Young Tower
T: 416-222-3449	Toronto Dominion Centre
rhosking@imimedical.com	Toronto, Ontario

General or Investor Inquiries	Legal Counsel

info@imimedical.com	Aird & Berlis LLP
181 Bay Street, Suite 1800
BCE Place
Toronto, Ontario

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo PC
One Financial Center
Boston, Massachusetts